FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2016

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Banco Santander, S.A.

Item

1	Material Fact dated November 29, 2016

Item 1

MATERIAL FACT

Banco Santander, S.A. (“Santander”) has been informed by the European Central Bank (“ECB”) on its decision regarding prudential minimum capital requirements for 2017, following the results of the Supervisory Review and Evaluation Process (SREP).

The decision requires that Santander maintains a Common Equity Tier 1 (CET1) ratio of at least 7.75% on a consolidated basis. This requirement compares to Santander’s last reported consolidated CET1 ratio of 12.44% as of 30 September 2016.

This CET1 capital requirement includes: the minimum Pillar 1 requirement (4.5%); the Pillar 2 requirement (1.5%); the capital conservation buffer (1.25%); and the requirement deriving from its consideration as a global systemic financial institution (0.5%).

José Antonio Alvarez, the Group CEO, commented on these new requirements: “The strength of the Group business model and its geographical diversification, jointly with the existing capital buffers in the Group and our current CET1 fully-loaded capital ratio of 10.47%, provide us with ample support to continue implementing our strategy going forward”.

On an individual basis the ECB requires that Santander maintains a CET1 ratio of at least 7.25%. This requirement compares to Santander’s last reported individual CET1 ratio of 14.31% as of 30 September 2016.

The ECB’s decision implies that the consolidated CET1 level below which Santander would be forced to calculate the Maximum Distributable Amount (MDA) restricting distributions in the form of dividends, variable remuneration and coupon payments to holders of Additional Tier 1 instruments, commonly referred to as MDA trigger, is 7.75%.

Taking into account Santander’s consolidated and individual current CET1 levels, these capital requirements do not imply any such limitations on distributions in the form of dividends, variable remuneration and coupon payments to holders of Additional Tier 1 instruments.

Boadilla del Monte (Madrid), 29 November 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: November 29, 2016	By:	/s/ José García Cantera
		Name:	José García Cantera
		Title:	Chief Financial Officer